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PART III

SEC FILE NUMBER
8-36005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING_____01/01/09_____AND ENDING_____12/31/09
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOLOWEY & CO.

SEC
Mail Processing
Section

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) MAR 01 2010

6801 SW 101 STREET _____ (No. and Washington, DC
107
MIAMI   FLORIDA   33156
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SOLOWEY   (305) 668-3389
                                                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
          (Name -- if individual, state last, first and middle name)

7075 Grenville Road   Tallahassee   Florida   32309
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410(2-89)

OATH OR AFFIRMATION

I, __BARRY SOLOWEY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of____SOLOWEY & CO._____, as of _DECEMBER 31, 2009_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE__

Signature

Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of   consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous   audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Barry Solowey, Partner
Solowey and Co.
Miami, Florida

I have audited the accompanying statement of assets, liabilities and partners capital of **Solowey and Co.** as of December 31, 2009 and 2008 and the related statements of income and partners capital, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Solowey and Co.** as of December 31, 2009 and 2008 and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.

Certified Public Accountant

February 8, 2010

1

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS CAPITAL

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash	$ 757,310	$ 1,351,093
Accounts receivable	2,436	738
Securities	369	200,824
Prepaid expenses	2,664	2,664
Total current assets	$ 762,779	$ 1,555,319
FURNITURE AND EQUIPMENT AT COST:		
Furniture and equipment	41,562	41,562
Less accumulated depreciation	41,562	41,562
Net furniture and equipment	0	0
TOTAL	$ 762,779	$ 1,555,319
LIABILITIES AND PARTNERS EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 4,062	$ 4,062
Securities sold short	0	194,378
Total current liabilities	4,062	198,440
PARTNERS EQUITY:		
Partners capital	758,717	1,356,879
Total partners equity	758,717	1,356,879
TOTAL	$ 762,779	$ 1,555,319

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF INCOME AND PARTNERS CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Trading income	$ 67,505	$ 467,021
Option income	(10,487)	(11,566)
Total revenue	57,018	455,455
EXPENSES:		
Floor brokerage and clearing fees	19,843	48,154
Office rent	41,800	52,900
Insurance	32,362	29,813
Dues and subscriptions	11,475	7,248
Advisory fees	21,500	90,500
Other expenses	71,436	96,797
Total expenses	198,416	325,412
INCOME BEFORE TAXES	(141,398)	130,043
PROVISION FOR INCOME TAXES	0	0
NET INCOME	(141,398)	130,043
CAPITAL - Beginning of year	1,356,879	1,288,557
TOTAL	1,215,481	1,418,600
CAPITAL CONTRIBUTIONS	40,000	89,500
TOTAL	1,255,481	1,508,100
LESS PARTNERS DISTRIBUTIONS	496,764	151,221
CAPITAL - End of year	$ 758,717	1,356,879

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash Flow From Operating Activities:		
Net income	$ (141,398)	$ 130,043
Adjustment to reconcile net income to		
net cash provided by (used in) operating activities:		
(Increase) in accounts receivable	(1,698)	17,523
(Increase) in securities	200,455	133,333
Increase (decrease) in loans payable	0	(139,742)
Increase (decrease) in securities sold short	(194,378)	(79,650)
Net cash flow provided by operating activites	(137,019)	61,507
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	0	0
Net cash flow provided by (used in) investing activities	0	0
Cash Flow From Financing Activities:		
Capital contributed net of (distributions)	(456,764)	(61,721)
Net cash flow provided by (used in) financing activities	(456,764)	(61,721)
Net Increase (Decrease) In Cash	(593,783)	(214)
Cash At Beginning of Year	1,351,093	1,351,307
Cash At End of Year	$ 757,310	$ 1,351,093

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

SUBORDINATED LIABILITIES AT JANUARY 1, 2008	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2008	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2009	$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was formed as a partnership on August 1, 1976 to engage in the business of acting as brokers and dealers and of buying, selling, trading, holding and otherwise dealing in stocks, bonds and other securities. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, or FINRA.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. The clearing broker provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company self clears all firm trades through the National Securities Clearing Corp. (NSCC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME – Both firm and customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns the majority of its revenue by trading for its own account

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The partnership maintains the majority of its cash and securities at National Financial Services.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2009 and 2008 the net capital ratio was 0.005 and 0.003 to 1 and net capital was 755,998 and $1,275,390 which exceeded the minimum net capital requirement by $655,998 and $1,175,390.

NOTE 4 - CASH

Included in cash are $69,760 in interest-earning deposits retained by the clearing broker-dealers to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company, as a partnership passes through all the net income to the partners who pay personal income tax on the income of the Company. Therefore, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company paid an advisory fee of $21,500 and $90,500 to a corporation called Ares Capital Management, Inc. in 2009 and 2008. Ares Capital Management, Inc. is owned and controlled by the managing partner of Solowey and Co.

The Company has paid $41,800 and $52,900 in office rent to the partners in 2009 and 2008.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Partners
Solowey and Co.
Miami, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages nine and ten is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.

Certified Public Accountant

February 8, 2010

8

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

AS OF DECEMBER 31, 2009 AND 2008

		2009		**2008**
COMPUTATION OF NET CAPITAL				
Total partners equity	$	758,717	$	1,356,879
Deductions and/or charges:				
Nonallowable assets:				
Nonmarketable securities		0		(10,000)
Nonallowable asset		0		(10,000)
Security haircuts		(55)		(58,825)
Prepaid expenses		(2,664)		(2,664)
NET CAPITAL	$	755,998	$	1,275,390
Net capital required (greater of a or b)	$	100,000	$	100,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$	271	$	271
b. Minimum dollar of net capital required	$	100,000	$	100,000
Excess net capital	$	655,998	$	1,175,390
Total aggregate indebtedness	$	4,062	$	4,062
Ratio of aggregate indebtedness to net capital		0.005:1		0.003:1

SOLOWEY AND CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2009

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2009 was $753,562

The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 753,562
1. Increase in net capital due to increase in commissions accounts receivable	2,436
Net capital per report	$ 755,998

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Solowey and Co. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
<u>INTERNAL ACCOUNTING CONTROL</u>

Partners
Solowey and Co.
Miami, Florida

I have examined the financial statements of Solowey and Co. for the year ended December 31, 2009 and have issued my report thereon, dated February 8, 2010. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

11

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Certified Public Accountant

February 8, 2010

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Partners
Solowey and Co.
Miami, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Solowey and Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Solowey and Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Solowey and Co.'s management is responsible for the Solowey and Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form STPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-1 7A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

13

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce D. Soule, CPA, P. A.

Certified Public Accountant

February 9, 2010